MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)	Six Months Ended June 30, 2017

Net earnings before taxes	$354,573

Fixed Charges:
Interest expense	29,307
Amortization of debt expense	1,199
Rent expense (One-Fourth of all rentals, reasonable approximation of the interest factor)	263
Total fixed charges	30,769

Net earnings and fixed charges	$385,342

Ratio of Earnings to Fixed Charges	12.5